EQUINOXGOLD

NYSE American &
TSX-V: EQX

NEWS RELEASE

Equinox Gold Commences Trading on the NYSE American Stock Exchange as "EQX"

September 16, 2019 – Vancouver, BC – Equinox Gold Corp. (TSX-V: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that the Company's common shares will commence trading on the NYSE American Stock Exchange ("NYSE American") at market open today under ticker symbol "EQX". Equinox Gold's common shares will continue trading on the TSX Venture Exchange under ticker symbol "EQX".

Concurrent with the start of trading on the NYSE American, Equinox Gold's common shares will cease trading on the OTC Markets. Shareholders are not required to take any action. Equinox Gold recommends that investors who have bought shares on the OTC Markets monitor their accounts to ensure their holdings correctly reflect the new ticker symbol, which may take up to two weeks for some brokerage accounts.

Equinox Gold's warrants will continue trading on the TSX Venture Exchange under ticker symbol "EQX.WT" and on the OTC Markets under ticker symbol "EQXWF". Equinox Gold's warrants will not be listed on the NYSE American.

On Behalf of the Board of Equinox Gold Corp.

"Christian Milau"

CEO & Director

Equinox Gold Contacts

Christian Milau, CEO
Rhylin Bailie, Vice President Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as such term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.